Exhibit 99.1

NEWS RELEASE

FOR IMMEDIATE RELEASE	CONTACT:	Lynette Viviani
October 11, 2011		973-534-1004 lynette.viviani@vivianipr.com

Student Transportation Honors School Bus Safety Week throughout North America

Company Offers Safety Tips to Students, Parents and Motorists

WALL, NJ (October 11, 2011) —Student Transportation Inc. (STI), the third largest school bus contractor in North America, joins school districts throughout the United States and Canada in recognizing the importance of School Bus Safety Week, October 17—21.

To honor Safety Week and the drivers, monitors, maintenance technicians and terminal managers who put the safety of every child first, Student Transportation is establishing a Wall of Fame in its executive offices to recognize employees for who have decades of accident-free driving, performed courageous acts, or have gone the extra mile in their jobs. Nominations will be collected throughout the year and, beginning next October, Wall of Fame recipients will be named each year during School Bus Safety Week.

“The dedicated men and women of the Student Transportation family are the foundation of our safety culture. The Wall of Fame gives us a special opportunity to recognize and honor their service,” said Don Weir, Student Transportation’s director of passenger safety and compliance. “Some of our drivers have driven accident-free for more than 35 years while others have been involved in service to individuals and communities that is nothing short of heroic. School Bus Safety Week presents the perfect opportunity to present this special recognition.”

Each of the company’s 107 locations will reinforce this year’s school bus safety week theme, “Be Aware — Know the Danger Zone,” with programs and events customized to their region. Plans range from local school poster, poetry and writing contests to staging a hi-tech school bus and driver in a shopping mall to educate the public on the newest safety features available.

As a national public service, Student Transportation offers the following series of safety tips to students, parents and motorists.

Safety Tips for Students —

•	Stay away from the Danger Zones. Areas within 10 feet to the front, back and sides of a bus are considered the most dangerous spots.

•	If you drop something near the bus, never bend down or crawl under the bus to get it—ask your bus driver for help.

•	If you must cross the street, always do so in front of the bus. Make sure the red lights are flashing and always walk outside of the Danger Zone so the driver can see you.

•	Be on time for your school bus and never run after or next to a bus.

•	Pay attention. Listen and look both ways before stepping off the bus or crossing the street. Don’t let sweatshirt hoods or headphones block your vision or hearing.

Safety Tips for Parents—

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If you drop off or pick up your child at school, do not park in a bus only zone. You risk the possibility of collision in a limited space, and pose a great risk to the safety of kids walking through a danger zone area.

•	Check your child’s clothing and backpack to make sure there are no loose drawstrings or long straps that could get caught in the handrail or bus door.

•	Make sure your child gets to the bus stop on time.

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Remind your child that if they are late for their bus: never run across the street, never run after the bus, and don’t bang on the side. It’s better to miss the bus than rush and risk getting hit by a car.

Safety Tips for Motorists—

•	Stop at least 10 feet away from a school bus that has its red lights flashing and stop arm extended.

•	Never pass a school bus when its stoplights are flashing.

•	Be aware that every school vehicle must come to a complete stop at every railroad crossing.

•	Be extra vigilant driving around school hours; assume a child might run out at any moment.

•	Be courteous to school buses, give the buses room and let the bus drivers change lanes when they need to.

Student Transportation’s company-wide employee Safety Council reported that the most serious threat to school bus safety today are drivers passing stopped school buses when their lights are flashing. To increase safety to children, Student Transportation’s Safety Council mandated that every bus in the company’s fleet have a crossing gate arm, whether a state requires it or not.

“Passing a school bus while loading and unloading students is illegal in all 50 states and across Canada,” Weir said. “The flashing red lights and stop-arm are obvious signals for motorists to stop.”

Student Transportation Inc. serves more than 200 school districts in the U.S. and Canada and transports nearly 600,000 students to and from school each day. The company’s continued investment in vehicles and extensive driver training programs are all part of what Weir calls “a culture of safety.” For more information, call toll-free 1-888-942-2250 or visit www.rideSTBus.com.

About Student Transportation

Founded in 1997, Student Transportation Inc. (TSX, NASDAQ: STB) is North America’s third-largest and fastest-growing provider of school bus transportation services, operating more than 7,000 vehicles. Student Transportation’s family of local companies delivers safe, reliable and cost-effective transportation solutions to school districts throughout the U.S. and Canada. Services are delivered by drivers, dispatchers, maintenance technicians, terminal managers and others who are caring members of their local communities. For more information, please visit www.ridestBUS.com.

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